UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2008

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

2

OTHER INFORMATION

On November 14, 2008, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) issued a press release announcing its financial results for the quarter and nine months ended September 30, 2008 and released its Third Quarter Report 2008. The press release is furnished herewith as Exhibit 99.1, the Third Quarter Report is furnished herewith as Exhibit 99.2 and both are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: November 17, 2008

3

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated November 14, 2008
99.2	Third Quarter Report 2008

4

Exhibit 99.1

Nov 14, 2008

Evotec Reports Strong Third Quarter 2008 and Improves Full-Year Guidance

Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today reported results for the third quarter and nine months ended September 30, 2008.

Evotec revenues for the first nine months of 2008 were EUR 25.2 million, 9% above last year’s level (2007: EUR 23.2 million) following a strong third quarter. At 2007 constant currencies revenues would have been 18% higher (EUR 27.3 million) than the prior year. Revenues in the third quarter increased 44% from the prior year to EUR 10.7 million from EUR 7.4 million. The increase in both periods is primarily due to milestone revenues related to our collaboration with Boehringer Ingelheim in the third quarter of 2008.

The operating loss for the first nine months of 2008 amounted to EUR 35.2 million (2007: EUR 36.7 million). The decrease from the prior year, despite a higher current year investment in research and development, is a result of higher revenues, lower cost of revenues and a decrease in amortization expense related to intangible assets.

Net loss amounted to EUR 29.0 million (2007: EUR 33.2 million). The decrease in the net loss was primarily due to the other income from financial assets relating to the valuation of Direvo convertible bonds in connection with the sale of Direvo Biotech to Bayer HealthCare.

Cash and investments (including auction rate securities) as of September 30, 2008 amounted to EUR 97.6 million (December 31, 2007: EUR 93.7 m).

Corporate Highlights

•

On August 1, 2008, we reported that Pfizer initiated a Phase I clinical trial of a small molecule VR1 (vannilloid receptor 1) antagonist for pain as part of its collaboration with Evotec. On October 9, 2008 (after period end), we announced that we also achieved a second important clinical milestone this year from our US operations with the initiation of Phase I clinical studies on our proprietary, small molecule P2X7 receptor antagonist for treatment of rheumatoid arthritis and other inflammatory conditions.

•

On September 2, 2008, we announced the achievement of the third milestone related to our collaboration with Boehringer Ingelheim. On October 30, 2008 (after period end), we announced that two further research milestones have been achieved in this collaboration. This brings the total amount of milestone payments earned in 2008, related to this collaboration, to EUR 8.5 million.

•

On September 11, 2008 we announced the start of a Phase II quit rate study with EVT 302 in patients wishing to stop smoking. The study is intended to provide the proof-of-concept for the efficacy of this compound in smoking cessation.

•	On September 16, 2008 we announced that as a result of the sale of Direvo Biotech to Bayer HealthCare, Evotec would realize approximately EUR 5 million through the sale of Direvo convertible bonds, which we received as part of the consideration of the sale of our equity holding in Direvo in May 2007.

“We are very pleased with what we accomplished this quarter. We continue to make progress with our clinical and discovery CNS portfolio. After starting two new Phase I programs, we now have five compounds in clinical development. EVT 302 entered Phase II proof-of-concept studies in smoking cessation and we are preparing Phase II proof-of-concept studies for EVT 101 to start in early 2009 in pain and other indications. Partnering discussions with our lead compound EVT 201 for the treatment of insomnia advanced and narrowed during the quarter and we feel confident that those might lead to a signed contract in early 2009. While the market environment for any partnering of insomnia drugs remains challenging, we continue to believe in the attractiveness of our drug candidate that addresses many of the concerns associated with current insomnia therapies. For other clinical and preclinical programs we are also seeing growing partnering interest,” said Jörn Aldag, President & Chief Executive Officer of Evotec AG. “We are also proud of the exceptionally strong third quarter 2008 performance. We achieved several milestones from our collaboration business which combined with the sale of Direvo convertible bonds and a strengthening of the US Dollar led us to improve our financial guidance for the year. Even amidst global financial uncertainty, Evotec is well financed with a liquidity position of EUR 98 million that will allow us to drive our assets through development in this difficult market environment.”

2008 financial targets

A strong performance of the research collaborations business and the cash we will be receiving related to the sale of Direvo Biotech to Bayer HealthCare have lead us to improve our financial targets for the current year.

Due to higher-than-anticipated milestones from the Boehringer Ingelheim collaboration and a solid overall performance in our collaborations business revenues are now expected to reach EUR 38 to 40 million (previously: EUR 34 to 36 million). As expected, R&D expenses will increase from 2007, driven by progress in the clinical pipeline and the Renovis acquisition. However, due to a reduced discovery spend, the shift of a clinical milestone payment to Roche into early 2009 and overall cost containment, we now expect R&D expenses to be lower and in the range of EUR 40 to EUR 45 (previously: EUR 46 to EUR 51 million). Excluding the effect of any non-cash impairment charges in both years this would translate into an improved 2008 operating result over 2007.

Due to the events noted above and the favorable US dollar exchange rate, we have increased our cash and investments target, including auction rate securities, to the range of EUR 90 million to EUR 95 million (based on September 30, 2008 exchange rates). Our previous year-end 2008 liquidity guidance was that cash and investments, including auction rate securities, would exceed EUR 80 million at constant currencies (as of the date of our Q2 2008 report). Assuming the Company’s ambitious portfolio development goals and no major partnering event, the liquidity position is expected to be sufficient to fund Evotec’s development programs until the end of 2010.

All 2008 results shown and discussed above in this press release are compared to the 2007 continuing operations. On November 30, 2007 Evotec sold a major line of business, its Chemical Development Business, to Aptuit. From the effective date onwards, this business was no longer consolidated in the Evotec Group accounts and income and expenses for that business are retrospectively disclosed as discontinued operations in the statements of operations. In addition, on May 2, 2008, the Company completed the acquisition of Renovis, Inc. The operating results of Renovis from the period May 2, 2008 through September 30, 2008 are included in the accompanying consolidated interim statements of operation for the nine months ended September 30, 2008 and the assets and liabilities of Renovis at September 30, 2008 are included in the accompanying consolidated interim balance sheet. Therefore, the 2007 and 2008 results are not fully comparable.

Conference Call

Evotec will hold a conference call today at 2.00 pm CET to discuss the financial results as well as progress of the third quarter of 2008. Jörn Aldag, President & CEO, Dr Klaus Maleck, Chief Financial Officer, and Dr John Kemp, Chief Research & Development Officer, will lead the call.

Conference call details:
Date:	Friday, November 14, 2008
Time:	2.00 p.m. CET
1.00 p.m. GMT
8.00 a.m. US time (East Coast)

Conference call numbers:
Europe:	+49.(0)69.5007 1308 (Germany)
+44.(0)20.7806 1955 (UK)
US: +1.718.354 1389
Pass Code: 4668760
Webcast: www.evotec.com

A replay of the conference call will be available for 48 hours and can be accessed in Europe by dialing +49.(0)69.22222 0418 (Germany) or +44.(0)20.7806 1970 (UK) and in the US by +1.718.354 1112. The access code is 4668760#. The on-demand version of the webcast will be available on our website: www.evotec.com – Investors – Financial Reports.

Contact: Anne Hennecke, Senior Vice President, Investor Relations & Corporate Communications, Evotec AG, Phone: +49.(0)40.56081-286, anne.hennecke@evotec.com

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Key figures of consolidated interim statements of operations

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data

	Nine months ended September 30,		Change in %	Three months ended September 30,		Change in %
	2008	2007* restated		2008	2007* restated
Total revenue	25,173	23,199	8.5	10,658	7,379	44.4
Gross margin in %	38.0	20.0		55.6	19.4
Research and development expenses	31,446	26,629	18.1	9,499	10,185	(6.7)
Selling, general and administrative expenses	12,830	12,533	2.4	4,765	3,822	24.7
Amortization of intangible assets	476	2,170	(78.1)	79	548	(85.6)
Restructuring expenses	132	—	—	2	—	—
Other operating income	1,868	1,504	24.2	791	618	28.0
Other operating expenses	1,751	1,460	19.9	677	596	13.6
Operating result**	(35,190)	(36,655)	4.0	(8,305)	(13,099)	36.6
Net income (loss)	(28,958)	(33,194)	12.8	(3,106)	(11,111)	72.0
Weighted average shares outstanding	91,118,012	71,141,686		105,818,799	73,868,177
Net income (loss) per share (basic and diluted)	(0.32)	(0.47)		(0.03)	(0.15)

*) Excluding contributions from the Evotec Technologies and the Chemical Development Business.

**) Before amortization and impairment.

Key figures of consolidated interim balance sheets

Evotec AG and Subsidiaries

Euro in thousands

	Sept 30, 2008	Dec. 31, 2007	Change in %
Cash and cash equivalents, investments including auction rate securities	97,619	93,676	4.2
Net working capital	(2,560)	(4,336)	(41.0)
Current and non-current portion of loans and finance lease obligations	11,789	11,661	1.1
Stockholders’ equity	192,648	170,553	13.0
Total assets	224,848	207,878	8.2

Exhibit 99.2

Evotec AG, Third Quarter Report 2008

For further information

please contact:

Anne Hennecke

Senior Vice President,

Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Dear Shareholders,
In the third quarter we continued to focus on progressing our drug pipeline, on advancing partnering discussions and on delivering results in our partnered research collaborations.

Currently, we have five compounds in clinical development. EVT 302 entered Phase II proof-of-concept studies in smoking cessation, from which we expect data in the first half of 2009. With the successful completion of Phase Ib studies for EVT 101, we are now preparing to initiate Phase II proof-of-concept studies in neuropathic pain and other indications. Our VR1 receptor antagonist for pain in collaboration with Pfizer continues to progress through Phase I, and we have recently started a Phase I trial with our P2X7 receptor antagonist for the treatment of inflammatory disorders.

Partnering discussions with our lead compound EVT 201 for the treatment of insomnia advanced and narrowed during the quarter and we feel confident that those might lead to a signed contract in early 2009. While the market environment for any partnering of insomnia drugs remains challenging, we continue to believe in the attractiveness of our drug candidate that addresses many of the concerns associated with current insomnia therapies. For other clinical and preclinical programs we are also seeing growing partnering interest.

Our discovery programs are progressing successfully. From our proprietary pipeline, we hope to identify a clinical candidate for at least one new program in the first half of 2009. Our goal is to broaden Evotec’s clinical assets while simultaneously securing partners for our more advanced clinical products.

During the second half of 2008, we achieved three milestones, amounting to payments of EUR 8.5 million, as part of our Boehringer Ingelheim collaboration. These milestones are associated with the advancement of a first candidate into preclinical development as well as another program moving into lead optimization. The success of this collaboration underscores the strength of our discovery capabilities and expertise and supported strong revenues in 2008.

The crisis in global financial markets has put downward pressure on stocks across all industrial sectors, and has created an extremely challenging financing environment. For biotech companies with significant cash requirements for research and development, it is paramount to have sufficient liquidity to fund operations through such difficult times. Even amidst global financial uncertainty, Evotec is well financed with a cash runway that extends through at least 2010. We believe our cash holdings to be secure and risk diversified; and our liquidity position has developed strongly during recent months. As expected, cash burn decreased significantly in the third quarter reflecting the payout of research tax credits of Neuro3d and a milestone payment from our collaboration with Boehringer Ingelheim. As we recently announced, two further milestones from the Boehringer Ingelheim collaboration will generate an additional EUR 6 million in the fourth quarter, and approximately EUR 5 million is anticipated from our participation in the sale of Direvo Biotech AG to Bayer HealthCare AG. In addition, the strengthening of the US Dollar continues to work in our favor.

These factors, coupled with a strong performance in our research collaborations business, have led us to update our financial targets for the current year. We have increased our revenue target from EUR 34 to 36 million to EUR 38 to 40 million and the expected year-end liquidity position (based on September 30, 2008 exchange rates) from over EUR 80 million to the range of EUR 90 to EUR 95 million.

Evotec AG, Third Quarter Report 2008	page 2

In summary, we continue to make good progress with our clinical and discovery CNS portfolio and our revenue-generating research collaborations. We are proud of the exceptionally strong third quarter 2008 performance and a liquidity position of EUR 98 million which will allow us to drive our assets through development in this difficult market environment.

Jörn Aldag
President & Chief Executive Officer

Evotec AG, Third Quarter Report 2008	page 3

I. Management Report of the First Nine Months of 2008

Operational highlights of the third quarter	Significant milestone achievements in collaboration with Boehringer Ingelheim. On September 2, 2008 Evotec announced that a third milestone has been successfully achieved in its drug discovery collaboration with Boehringer Ingelheim. A milestone payment was granted for the selection of an advanced compound for profiling to enable the start of preclinical development. After the quarter, on October 30, 2008 we announced that two further research milestones, amounting to payments of EUR 6.0 million, have been successfully achieved within this collaboration, one for the entry into preclinical development of the compound described above and another one for the entry into lead optimization of a second program. Boehringer Ingelheim will assume responsibility for the preclinical development of the candidate compound identified and Evotec will be entitled to additional milestones depending on the progress of the compound through clinical development plus royalties on sales of marketed products.

Further projects within the multi-target collaboration are progressing and may achieve additional project milestones.

Evotec participates in the sale of Direvo Biotech to Bayer HealthCare. On September 16, 2008, we announced that, as a result of the sale of Direvo Biotech to Bayer HealthCare, Evotec would realize approximately EUR 5 million through the sale of Direvo convertible bonds, which we received as part of the consideration of the sale of our equity holding in Direvo in May 2007.

Pipeline progress	On September 11, 2008 we announced the start of a Phase II quit rate study with EVT 302 in patients wishing to stop smoking. The study of the quit rate, i.e. the number of people who completely give up smoking over a specified period of time, which is considered the endpoint of clinical and regulatory significance in this indication, is intended to provide the proof-of-concept for the efficacy of our compound in smoking cessation. In addition, we plan to generate data on a potential useful interaction between EVT 302 and Nicotine Replacement Therapy (NRT).

We also communicated data from two smaller clinical studies. Firstly, we reported the results of our exploratory Phase II study on the acute effect of a single dose of EVT 302 alone and in combination with nicotine replacement therapy (NRT) on craving and withdrawal symptoms. During a 12-hours period of deprivation from cigarettes, EVT 302 alone showed no acute effect on craving compared to placebo, and there was no statistically significant difference between the combination of NRT and EVT 302 and NRT alone. However, regarding other withdrawal symptoms, EVT 302

Evotec AG, Third Quarter Report 2008	page 4

appeared to facilitate the amelioration by NRT of the deterioration in psychomotor function & attention associated with smoking cessation. Secondly, we reported results of a Phase I safety study investigating the potential interaction of EVT 302 with tyramine, a natural constituent of some drinks or food such as red wine, cheese or chocolate. Non-selective MAO inhibitors and less selective MAO-B inhibitors already on the market are known to interfere with tyramine metabolism. In extreme cases, the interaction can dangerously elevate blood pressure, requiring patients to adhere to strict dietary restrictions. Encouragingly, at a dose we expect to be higher than the eventual therapeutic dose, EVT 302 produced no increase in tyramine sensitivity and only showed changes at doses significantly greater than its expected therapeutic dose.

On July 3, 2008, we reported top-line results of a 4-week Phase Ib study with EVT 101, which has potential in Alzheimer’s disease, neuropathic pain and other indications. The study showed, in both young and elderly subjects, that the drug was well tolerated up to the highest dose tested. The trial contained a sub-study in which drug cerebral spinal fluid concentration was measured to estimate the extent of brain penetration. These results indicate that we have reached doses that should produce a high level of NR2B receptor blockade in the brain. In support of this, results from a previous fMRI brain imaging study revealed that these doses produce specific modulation of the activity of relevant brain areas and, importantly, were also well tolerated. We will now move forward with this compound into Phase II proof-of-concept studies in pain and other indications. We are currently working to lift the IND hold by the FDA on this compound to be able to start, in the US, a neuropathic pain study in spinal cord injury patients early 2009. All studies requested by the FDA have been completed satisfactorily and we intend to submit the report this month.

We have also achieved the second important clinical milestone this year from our US operations with the initiation of Phase I clinical studies on our proprietary, small molecule P2X7 receptor antagonist. P2X7 receptor antagonism may provide a novel approach to the treatment of rheumatoid arthritis and other inflammatory conditions, which affect millions of individuals. On August 1, 2008, we reported that Pfizer initiated a Phase I clinical trial of a small molecule VR1 (vanilloid receptor 1) antagonist as part of its collaboration with Evotec.

Evotec AG, Third Quarter Report 2008	page 5

Financial highlights

On November 30, 2007 Evotec sold a major line of business, its Chemical Development Business, to Aptuit. From December 1, 2007 onwards, this business was no longer consolidated in the Evotec Group accounts and income and expenses for that business are retrospectively disclosed as discontinued operations in the statements of operations. All 2008 results shown and discussed in the following section are compared to the 2007 continuing operations.

On May 2, 2008, the Company completed the acquisition of Renovis, Inc. The operating results of Renovis from the period May 2, 2008 through September 30, 2008 are included in the accompanying consolidated interim statements of operation for the nine months ended September 30, 2008 and the assets and liabilities of Renovis at September 30, 2008 are included in the accompanying consolidated interim balance sheet. Therefore, the 2007 and 2008 results are not fully comparable.

•         Q3 year-to-date 2008 revenues of EUR 25.2 m were 9% higher than in the previous year (EUR 23.2 m) with Q3 2008 revenues (EUR 10.7 m) increasing 44% over last year’s level (EUR 7.4 m). At 2007 constant currencies revenues would have been 18% higher (EUR 27.3 m) than the prior year. The increase in both periods is primarily due to milestone revenue related to our collaboration with Boehringer Ingelheim in the third quarter of 2008.

•         Group operating loss decreased from the prior year to EUR 35.2 m (2007: EUR 36.7 m) despite the higher investment in research and development. The decrease is a result of higher revenues, lower cost of revenues and a decrease in amortization expenses of intangible assets.

•         Cash and investments including auction rate securities at the end of the third quarter of 2008 amounted to EUR 97.6 m (December 31, 2007: EUR 93.7 m).

•         Update to financial guidance: A strong performance from the collaborations business and the cash inflow from the sale of Direvo have led us to upgrade Evotec’s financial targets for the current year. Due to reduced discovery spend, the shift of a clinical milestone payment to Roche into early 2009 and overall cost containment, R&D expenses in 2008 are expected to be lower than originally anticipated and in the range of EUR 40 to EUR 45 m (previously: EUR 46 to EUR 51 m). The revenue target increases from EUR 34 to 36 m to EUR 38 to 40 m and the expected year-end liquidity position (based on September 30, 2008 exchange rates) from over EUR 80 m to the range of EUR 90 to EUR 95 m.

Evotec AG, Third Quarter Report 2008	page 6

A. Report on the financial situation and results

1. Results

Revenues	Following a strong third quarter, Evotec revenues for the first nine months of 2008 were EUR 25.2 million, up 9% from last year’s level (2007: EUR 23.2 million). Revenues for the third quarter increased 44% from the prior year from EUR 7.4 million to EUR 10.7 million. This is mainly the result of a milestone payment earned from Boehringer Ingelheim and royalty income from licenses. In addition, underlying revenues from our research collaborations were on last year’s level despite negative currency effects in the current year and the absence of library synthesis revenues following the transfer of this business into an Indian joint venture.

At constant 2007 currencies (UK Sterling and US Dollar), revenues in the first nine months of 2008 would have increased by 18% to EUR 27.3 million.

Currency effect on revenues and gross margin

	01-09/2008	01-09/2008 const. f/x*	01-09/2007
Revenue in €m	25.2	27.3	23.2
Gross margin in %	38.0	35.3	20.0

* Currency pro-forma adjustment using UK Sterling and US Dollar exchange rates of the first nine months of 2007.

For the first nine months of 2008, the Evotec Group recorded 46% of total revenues in the United States, 41% in Europe and 13% in Japan and the Rest of the World.

Operating cost structure	Costs of revenue for the first nine months of 2008 amounted to EUR 15.6 million (2007: EUR 18.6 million) yielding an improved gross margin of 38.0% (2007: 20.0%). The improvement in the gross margin is largely attributable to the Boehringer Ingelheim milestone revenue and royalty income from licenses as noted above. Additionally, foreign exchange effects increased the margins by 2.8% over the prior year. The remaining increase over last year is primarily the result of higher FTE-rates earned in results-based collaborations and a continued focus on cost reduction and better capacity utilization.

Gross margins in the future may continue to be volatile, and significantly depend on the receipt of potential milestone or out-licensing payments, as described in more detail in the 2007 Annual Report.

Evotec AG, Third Quarter Report 2008	page 7

R&D expenditure for the first nine months of 2008 increased by 18% to EUR 31.4 million (2007: EUR 26.6 million). R&D expenses were higher primarily due to the inclusion of the Renovis R&D costs following the acquisition in May 2008 and a milestone payment granted to Roche for the start of Phase II studies with EVT 302. R&D expenses in the third quarter 2008 were slightly below the expenses in the prior year despite the inclusion of the Renovis R&D expenses. This was primarily due to higher clinical expenses incurred in the prior quarter as compared to the current quarter and foreign exchange effects. Spending for the fourth quarter of 2008 is expected on a higher level than in the third quarter primarily due to the clinical studies related to EVT 302 and P2X7.

SG&A expenses for the first nine months of 2008 increased 2% to EUR 12.8 million (2007: EUR 12.5 million). The increase was primarily due to the inclusion of Renovis SG&A expenses partially offset by decreases as a result of the reversals of certain provisions in Q1 2008 and the weaker UK Sterling. SG&A expenses in the third quarter of 2008 increased over the prior year due to the inclusion of Renovis and due to certain investor relations costs that were incurred in the current quarter which were in the second quarter of the prior year. Headcount in SG&A on a pro-forma basis for Evotec and Renovis is 22% lower compared to the same period of the previous year, a consequence of cost containment measures following the merger.

Amortization of intangible assets decreased 78% to EUR 0.5 million (2007: EUR 2.2 million). The decrease compared to the prior year is primarily due to the full amortization of intangible assets in the first quarter of 2008 resulting from the acquisition of Evotec Neurosciences in 2005.

Other operating income and expenses result mainly from the sublease of facilities and administrative support services to Evotec Technologies/ PerkinElmer with a positive contribution. In the first quarter 2008 they also included services to Aptuit following the sale of the Chemical Development Business in 2007.

Financial results	The increase in revenues and decrease in cost of revenues and amortization of intangible asset expense led to a decrease in operating loss of EUR 35.2 million (2007: EUR 36.7 million). Net loss amounted to EUR 29.0 million (2007: EUR 33.2 million). The decrease in the net loss was primarily due to the other income from financial assets relating to the valuation of Direvo convertible bonds in connection with the sale of Direvo Biotech to Bayer HealthCare. Loss per share for the first nine months of 2008 was EUR 0.32 (2007: EUR 0.47). The decrease in the net loss per share in the first nine months of 2008 was primarily due to the additional shares issued in May 2008 to the former Renovis shareholders.

Evotec AG, Third Quarter Report 2008	page 8

2. Financing and financial position

Cash flow and liquidity	Cash flow used in operating activities for the first nine months of 2008 was EUR (32.7) million mainly due to the continued high level of investment in the advancement and enhancement of Evotec’s R&D pipeline. In addition, the working capital increased by EUR 1.8 million.

“Adjustments to reconcile the reported 2008 net loss to net cash used in operating activities” included mainly amortization (EUR (0.5) million), depreciation (EUR (3.3) million) and the gain from financial assets relating to the valuation of Direvo convertible bonds (EUR 4.6 million).

Cash flow from investing activities was EUR 35.3 million and results primarily from the purchase and sale of money market funds which resulted in a net cash increase of EUR 27.3 million and cash acquired in the Renovis acquisition of EUR 10.7 million. (For a full overview of cash and investments acquired with Renovis please see Note 6.) In addition EUR 2.0 million was received from escrow related to the sale of our instrument business in 2007. This was partially offset by capital expenditures of EUR (2.5) million and transaction costs related to the acquisition of Renovis (EUR (2.2) million).

Cash flow from financing activities was EUR (3.9) million, composed of transaction costs related to the capital increase for the acquisition of Renovis EUR (2.6) million and repayment of loans EUR (1.3) million.

Liquidity which includes cash and cash equivalents (EUR 35.5 million), short-term investments (EUR 53.4 million) and auction rate securities (EUR 8.7 million) at the end of September 2008 amounted to EUR 97.6 million (December 31, 2007: EUR 93.7 m). For further discussion of the auction rate securities please see Note 11 to the Consolidated Interim Financial Statements. As expected, cash consumption reduced sizably in the third quarter over the first half of 2008 when transaction costs related to the Renovis acquisition and unrealized losses in the translation of liquid assets held in US Dollars or UK Sterling into Euros negatively impacted our liquidity position. While currency exchange rate movements affect this measure of our liquidity, these funds are held in currencies other than the Euro in order to meet local operating needs; this translational loss in liquidity was thus a balance sheet loss only.

3. Assets and liabilities

The total of Evotec’s tangible assets increased since December 31, 2007 as a result of the acquisition of Renovis. Renovis net assets at carrying amounts were EUR 42.8 million, which were mainly composed of cash and investments including auction rate securities. Additionally, the acquisition resulted in the Company recording intangible assets and goodwill. The intangible assets acquired have a value of EUR 15.9 million and the

Evotec AG, Third Quarter Report 2008	page 9

goodwill amounts to EUR 0.04 million. All material changes of assets and liabilities during the first nine months of 2008 (including the discussion of the accounting for the acquisition of Renovis) are described in the Notes to the consolidated interim financial statements.

Evotec’s capital structure as of September 30, 2008 reflects the issuance of 34,970,268 new ordinary Evotec shares in connection with the acquisition of Renovis in May 2008. The total number of ordinary shares outstanding as of the date of this report is 108,838,715.

Evotec’s equity ratio as of September 30, 2008 continued to be high at 85.7%.

4. Human resources

Supervisory Board

At the Annual General Meeting on August 28, 2008, Evotec shareholders elected several individuals with exceptional pharmaceutical and biotechnology expertise and experience to the Evotec Supervisory Board. Dr Flemming Ornskov, Corporate Vice President and Global President, Pharmaceuticals, at Bausch & Lomb, was appointed to the Supervisory Board and subsequently elected Chairman. Additionally, Dr Corey Goodman, President of Pfizer’s Biotherapeutics and Bioinnovation Center and former Chief Executive Officer & President of Renovis, and John Walker, CEO of Novacea and former Executive Chairman and Principal Executive Officer of Renovis, were elected onto the Board. Evotec believes that the Company will greatly benefit from the proven expertise these individuals bring. Prof Riesenhuber, who made enormous contributions to the successful development of Evotec during the last 14 years, was elected honorary chairman of the Supervisory Board.

Employees

At the end of September 2008 417 people were employed within the Evotec group, an increase of 37 compared to Evotec’s continuing business at September 2007 (380). The increase is a result of the acquisition of Renovis which has been part of the Evotec group since May 2008 and currently has 63 employees. On a pro-forma basis headcount has been reduced over the same period in 2007 with a focus on cost containment.

Stock-based compensation

In the first nine months 2008, no options were granted to or exercised by Evotec employees. As of September 30, 2008, the total number of options

Evotec AG, Third Quarter Report 2008	page 10

available for future exercise amounted to 3,579,119 (approximately 3% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date.

In connection with the acquisition of Renovis, Evotec issued shares to a trust as replacement for outstanding options and similar share-based compensation arrangements involving Renovis employees. Of those issued shares 701,666 were released from this trust.

Shareholdings of the Boards of Evotec AG

	Number of shares		Share options
Management Board
Jörn Aldag	319,686		602,600
Dr Klaus Maleck	0		50,000
Dr Mario Polywka	30,000		255,000
Supervisory Board
Dr Flemming Ornskov	0		0
Dr Hubert Birner	7,221		0
Dr Peter Fellner	4,936		0
Dr Corey Goodman	355,688	*	526,496	**
Mary Tanner	52,401		0
John Walker	30,992	*	121,808	**
September 30, 2008
* Common share equivalents to ADRs
** Common share equivalents to ADR based equity awards
Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above table lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of September 30, 2008.

B. Risks and Opportunities Report

During the first nine months of 2008, Evotec was not faced with any material events, other than the acquisition of Renovis, which closed on May 2, 2008. The Company continues to operate under its comprehensive and reliable risk management system. Following its listing on the NASDAQ, Evotec is required to comply with the Sarbanes Oxley Act on internal control over financial reporting and has started the process to comply as of the date required.

General business risks, as described in the 2007 Annual Report continue to possibly impact our projected financial performance. Currency exchange effects on revenues and profits, due to a disadvantageous exchange rate between the US Dollar and the Euro, which impacts revenues, can be partially, but not completely, offset by a more advantageous exchange rate between UK Sterling and Euro, which impacts expenses. In addition, currency exchange movements impact our reported liquidity through the translation of liquid assets held in US dollars or UK Sterling into Euros. A

Evotec AG, Third Quarter Report 2008	page 11

portion of the funds are held in currencies other than the Euro in order to meet local operating needs. While in the first half of 2008 foreign exchange effects negatively impacted our cash and liquidity, they strongly developed in our favor during the third quarter and thereafter and could lead to a potential upside to our revised financial guidance.

The Company closely monitors business opportunities that might qualify for in-licensing, acquisition or partnering, as described in the Annual Report 2007 and is currently looking for a partner for its insomnia drug candidate EVT 201.

On October 21, 2008 Evotec was served with a shareholder’s action for the nullification of the resolutions made at the Annual General Meeting concerning the special elections to the Supervisory Board and the authorization to acquire and use treasury stock of the Company. Evotec believes such action as unsubstantiated and will assert its position before the court accordingly.

The financial turmoil witnessed during the last months has not impacted Evotec operations. Evotec’s cash holdings are invested at several different banks, in liquid, highly diversified investment instruments. Evotec’s customers are generally financially stable pharmaceutical companies, foundations and biotech companies and we do not foresee an increased level of accounts receivables or a drop of future revenues due to this crisis. However, Evotec is more cautious than ever to further conserve its liquidity and strengthen its business performance.

Specific business risks

The inherent risk of clinical development is one of the biggest risks to Evotec’s business success. Evotec strives to minimize this risk by comprehensive program selection, development planning and our intention to partner compounds after successful proof-of-concept studies (Phase II studies). For its lead compound EVT 201, Evotec has delivered positive results in two proof-of-concept Phase II studies. However, despite the successful Phase II studies, out-licensing of EVT 201 might not be realized in the foreseen time-frame, if at all, and if out-licensed, any proceeds might not be sufficient to offset Evotec’s substantial expenditures on other internal discovery and development programs. In its liquidity projections, Evotec has not anticipated any material cash flows from a major out-licensing deal. Similarly, the timely development of the Company’s clinical assets and discovery projects might require additional, unbudgeted activities to optimize value generation. Evotec intends to constantly review its cash and investments and has taken and will continue to strive to ensure adequate measures to keep defined minimum levels of liquidity.

Evotec’s research collaborations are on track to deliver against its financial objectives in the short- to mid-term. In the first half of 2008, the business performance was impacted by adverse currency exchange

Evotec AG, Third Quarter Report 2008	page 12

effects, however, during the third quarter currency exchange effects improved for the Company. Additionally, some components of our business had to cope with evolving and strengthening competition in individual disciplines in low-cost countries. Initiatives, such as fragment-based drug discovery, offer a unique and innovative technology platform to differentiate from the competition. In return for creating downstream value through high-value result-based deals, there are scientific and technical delivery risks in the shorter term which can only be partly managed by high quality project work. Evotec’s financial performance, and in particular the margins in research collaborations, are thus exposed to the possible failure or delay of milestone payments expected. With the achievement of three milestones related to our collaboration with Boehringer Ingelheim, however, this risk no longer applies for the fiscal year 2008.

Despite successful differentiation in certain business areas, overall cost containment will continuously be of great importance to remain competitive.

Business opportunities

Concerning Evotec’s business opportunities, the Company continues to invest in the development of its proprietary CNS pipeline and high value- added collaborations and will report on its progress on a regular basis. In this context, Evotec may achieve its targets earlier than anticipated and may also achieve additional unexpected value creation through substantial collaborations or new endeavors. Despite our systematic approach to capture external business opportunities, extraordinary expenditures for identifying and evaluating these value-driving events, and other unexpected circumstances can, however, unforeseeably increase spending levels.

C. Important events after the end of the first nine months of 2008

After period end, two further research milestones have been successfully achieved with Boehringer Ingelheim, leading to total payments to Evotec of EUR 6.0 million.

D. Outlook

2008 targets increased	A strong performance of the research collaborations business during the recent months and favorable cash inflow from the sale of financial assets have led us to increase our financial targets for the current year. Due to higher-than-anticipated milestones from the Boehringer Ingelheim collaboration and a solid overall performance in our collaborations business revenues are now expected to reach EUR 38 to 40 million (previously: EUR 34 to 36 million). As expected, R&D expenses will increase from 2007,

Evotec AG, Third Quarter Report 2008	page 13

driven by progress in the clinical pipeline and the Renovis acquisition. However, due to a reduced discovery spend, the shift of a clinical milestone payment to Roche into early 2009 and overall cost containment, we now expect R&D expenses to be lower and in the range of EUR 40 to EUR 45 million (previously: EUR 46 to EUR 51 million). Excluding the effect of any non-cash impairment charges in both years this would translate into an improved 2008 operating result over 2007.

Our recent year-end 2008 liquidity guidance was that cash and investments, including auction rate securities, would exceed EUR 80 million at constant currencies (as of the date of our Q2 2008 report). Following the payment resulting from the sale of Direvo, higher milestones and the favorable US dollar exchange rate, we have increased our liquidity target to the range of EUR 90 million to EUR 95 million (based on September 30, 2008 exchange rates). Assuming the Company’s ambitious portfolio development goals and no major partnering event, the liquidity position is expected to be sufficient to fund Evotec’s development programs until the end of 2010.

Evotec AG, Third Quarter Report 2008	page 14

II. Consolidated Interim Financial Statements

Condensed consolidated interim statements of operations

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data

	Nine month ended September 30,
	2008	2007 restated
		continuing operations	discontinued operations	Total 2007
Revenue:
– Drug discovery products	—	9	—	9
– Drug discovery services	25,173	23,190	18,810	42,000

Total revenue	25,173	23,199	18,810	42,009

Cost of revenue:
– Drug discovery products	—	3	—	3
– Drug discovery services	15,596	18,563	13,872	32,435
Total costs of revenue	15,596	18,566	13,872	32,438

Gross profit	9,577	4,633	4,938	9,571
Operating costs and expenses:
– Research and development expenses	31,446	26,629	—	26,629
– Selling, general and administrative expenses	12,830	12,533	2,546	15,079
– Amortization of intangible assets	476	2,170	—	2,170
– Restructuring expenses	132	—	435	435
– Other operating income	(1,868)	(1,504)	—	(1,504)
– Other operating expenses	1,751	1,460	—	1,460

Total operating costs and expenses	44,767	41,288	2,981	44,269

Operating income (loss)	(35,190)	(36,655)	1,957	(34,698)

Other non-operating income (expense):
– Interest income	2,294	1,363	126	1,489
– Interest expense	(614)	(377)	(67)	(444)
– Loss from equity investments	(187)	—	—	—
– Other income from financial assets	5,080	511	11,165	11,676
– Foreign currency exchange gain (loss), net	834	408	119	527
– Other non-operating expense	(6)	—	—	—
– Other non-operating income	49	62	—	62

Total non-operating income	7,450	1,967	11,343	13,310

Income (loss) before taxes	(27,740)	(34,688)	13,300	(21,388)

– Current tax income (expense)	(482)	(49)	—	(49)
– Deferred tax expense	(736)	1,543	(145)	1.398

Net income (loss)	(28,958)	(33,194)	13,155	(20,039)

Weighted average shares outstanding	91,118,012	71,141,686	71,141,686	71,141,686
Net income (loss) per share (basic and diluted)	(0.32)	(0.47)	0.18	(0.28)

Evotec AG, Third Quarter Report 2008	page 15

Condensed consolidated interim statements of operations

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data

	Three month ended September 30,
	2008	2007 restated
		continuing operations	discontinued operations	Total 2007
Revenue:
– Drug discovery products	—	—	—	—
– Drug discovery services	10,658	7,379	6,124	13,503

Total revenue	10,658	7,379	6,124	13,503

Cost of revenue:
– Drug discovery products	—	—	—	—
– Drug discovery services	4,732	5,945	4,375	10,320

Total costs of revenue	4,732	5,945	4,375	10,320

Gross profit	5,926	1,434	1,749	3,183
Operating costs and expenses:
– Research and development expenses	9,499	10,185	—	10,185
– Selling, general and administrative expenses	4,765	3,822	657	4,479
– Amortization of intangible assets	79	548	—	548
– Restructuring expenses	2	—	435	435
– Other operating income	(791)	(618)	—	(618)
– Other operating expenses	677	596	—	596

Total operating costs and expenses	14,231	14,533	1,092	15,625

Operating income (loss)	(8,305)	(13,099)	657	(12,442)

Other non-operating income (expense):
– Interest income	754	383	41	424
– Interest expense	(128)	(138)	(22)	(160)
– Loss from equity investments	(73)	—	—	—
– Other income from financial assets	4,607	—	—	—
– Foreign currency exchange gain (loss), net	391	416	127	543
– Other non-operating expense	—	5	—	5
– Other non-operating income	19	24	—	24

Total non-operating income	5,570	690	146	836

Income (loss) before taxes	(2,735)	(12,409)	803	(11,606)

– Current tax income (expense)	(139)	(15)	—	(15)
– Deferred tax expense	(232)	1,313	(145)	1,168

Net income (loss)	(3,106)	(11,111)	658	(10,453)

Weighted average shares outstanding	105,818,799	73,868,177	73,868,177	73,868,177
Net income (loss) per share (basic and diluted)	(0.03)	(0.15)	0.01	(0.14)

Evotec AG, Third Quarter Report 2008	page 16

Consolidated interim balance sheets
Evotec AG and Subsidiaries

Euro in thousands	September 30, 2008	December 31, 2007
Assets
Current assets:
– Cash and cash equivalents	35,517	37,991
– Investments	53,392	55,685
– Trade accounts receivables	4,289	4,908
– Accounts receivables due from related parties	56	229
– Inventories	2,546	2,394
– Current tax receivables	814	4,030
– Other current financial assets	632	2,451
– Prepaid expenses and other current assets	2,365	4,153

Total current assets	99,611	111,841
Non-current assets:
– Long-term investments	10	10
– Long-term investments accounted for using the equity method	472	648
– Property, plant and equipment	20,508	18,561
– Intangible assets, excluding goodwill	54,114	37,421
– Goodwill	36,220	38,978
– Auction rate securities	8,710	—
– Other non-current financial assets	5,203	419

Total non-current assets	125,237	96,037

Total assets	224,848	207,878

Liabilities and stockholders’ equity
Current liabilities:
– Current maturities of long-term loans	1,500	1,297
– Current portion of finance lease obligations	410	539
– Trade accounts payable	8,575	14,655
– Accounts payable to related parties	—	438
– Advanced payments received	425	47
– Provisions	4,694	5,123
– Deferred revenues	1,660	853
– Current income tax payables	456	344
– Other current financial liabilities	836	630
– Other current liabilities	173	411

Total current liabilities	18,729	24,337
Non-current liabilities:
– Long-term loans	9,461	9,125
– Long-term finance lease obligations	418	700
– Deferred tax liabilities	2,210	1,597

Evotec AG, Third Quarter Report 2008	page 17

– Deferred revenues	441	550
– Provisions	941	1,016
– Other non-current financial liabilities	—	—

Total non-current liabilities	13,471	12,988
Stockholders’ equity:
– Share capital	108,839	73,868
– Treasury shares	—	(99)
– Additional paid-in capital	646,389	628,629
– Reserve	(38,528)	(36,751)
– Accumulated deficit	(524,052)	(495,094)

Equity attributable to shareholders of Evotec AG	192,648	170,553

– Minority interests	—	—

Total stockholders’ equity	192,648	170,553

Total liabilities and stockholders’ equity	224,848	207,878

Evotec AG, Third Quarter Report 2008	page 18

Condensed consolidated interim statements of cash flows
Evotec AG and Subsidiary

Euro in thousands	Nine months ended September 30,
	2008	2007 restated

Cash flows from operating activities:
– Net loss	(28,958)	(20,039)
– Adjustments to reconcile net loss to net cash used in operating activities	439	(5,847)
– Change in assets and liabilities	(4,131)	(4,090)

Net cash used in operating activities	(32,650)	(29,976)

Cash flows from investing activities:
– Acquisition costs	(2,191)	—
– Purchase of current investments	(21,614)	(114)
– Purchase of long-term investments	(66)	(695)
– Purchase of property, plant and equipment	(2,499)	(3,724)
– Purchase of intangible assets	—	(238)
– Cash acquired	10,706	332
– Proceeds from sale of property, plant and equipment	—	1,774
– Proceeds from sale of discontinued operations	1,980	—
– Proceeds from sale of shares in associated companies	—	500
– Proceeds from sale of current investments	48,934	496

Net cash provided by (used in) investing activities	35,250	(1,669)

Cash flows from financing activities:
– Proceeds from capital increase	—	148
– Transaction costs	(2,581)	—
– Proceeds from issuance of loans	—	376
– Purchase of own stock	—	(59)
– Repayment of loans	(1,320)	(3,771)

Net cash used in financing activities	(3,901)	(3,306)

Net increase (decrease) in cash and cash equivalents	(1,301)	(34,951)
– Exchange rate difference	(1,173)	(1,207)
– Cash and cash equivalents at beginning of year	37,991	58,196

Cash and cash equivalents at end of the period	35,517	22,038

Evotec AG, Third Quarter Report 2008	page 19

Consolidated interim statements of changes in stockholders’ equity

Evotec AG and Subsidiaries

Euro in thousands except share data

	Share capital				Reserve
	Shares	Amount	Additional paid-in capital	Treasury shares	Foreign currency translation	Asset revaluation reserve	Accumulated deficit	Equity attributable to shareholders of Evotec AG	Minority interests	Total Stock- holders’ equity
Balance at January 1, 2007 as restated	68,078,819	68,079	611,164	(83)	(33,956)	7,060	(483,938)	168,326	(6)	168,320
Capital increase	5,726,012	5,726	15,403	—	—	—	—	21,129	—	21,129
Capital increase
(stock options)	63,616	63	79	—	—	—	—	142	—	142
Stock option plan	—	—	432	—	—	—	—	432	—	432
Purchase of treasury stock	—	—	—	(59)	—	—	—	(59)	—	(59)
Transfer of treasury shares	—	—	—	49	—	—	—	49	—	49
Minority interests	—	—	—	—	—	—	—	—	6	6
Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	(3,130)	—	—	(3,130)	—	(3,130)
– Revaluation	—	—	—	—	—	(30)	—	(30)	—	(30)
Total income and expense recognized directly in equity	—	—	—	—	(3,130)	(30)	—	(3,160)	—	(3,160)
Net income	—	—	—	—	—	—	(20,039)	(20,039)	—	(20,039)
Total recognized income and expense								(23,199)	—	(23,199)

Balance at September 30, 2007 as restated	73,868,447	73,868	627,078	(93)	(37,086)	7,030	(503,977)	166,820	—	166,820

Balance at January 1, 2008	73,868,447	73,868	627,676	(99)	(42,827)	7,029	(495,094)	170,553	—	170,553
Capital increase	34,970,268	34,971	17,804	—	—	—	—	52,775	—	52,775
Stock option plan	—	—	909	—	—	—	—	909	—	909
Transfer of treasury shares	—	—	—	99	—	—	—	99	—	99
Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	(2,405)	—	—	(2,405)	—	(2,405)
– Revaluation	—	—	—	—	—	(325)	—	(325)	—	(325)
Total income and expense recognized directly in equity	—	—	—	—	(2,405)	(325)	—	(2,730)	—	(2,730)
Net loss	—	—	—	—	—	—	(28,958)	(28,958)	—	(28,958)
Total recognized income and expense								(31,688)	—	(31,688)

Balance at September 30, 2008	108,838,715	108,839	646,389	—	(45,232)	6,704	(524,052)	192,648	—	192,648

Evotec AG, Third Quarter Report 2008	page 20

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of presentation

The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) in conjunction with IAS 34. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended December 31, 2007. The presentation of unearned compensation, a component of stockholders’ equity, was changed by netting it with additional paid-in capital.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. Basis of consolidation

The basis of consolidation changed. Following the disposition of the Chemical Development Business which includes Evotec (Scotland) Ltd as well as a part of Evotec (UK) Ltd. operations, effective November 30, 2007, this business is no longer consolidated and all income and expense amounts for that business are retrospectively disclosed as discontinued operations in the statements of operations. As of April 1, 2007, Evotec also acquired 100% of the shares in Neuro3d S.A. which was fully consolidated from this date onwards. As of May 2, 2008, Evotec acquired 100% of the shares in Renovis, Inc. which was fully consolidated from this date onwards. Therefore the consolidated interim financial statements 2007 and 2008 are not fully comparable.

3. Restatement of consolidated interim financial statements according to IFRS

This condensed restatement footnote refers to those effects only which impacted the financial information presented in this report. The following financial information from the consolidated statement of operations and cash flows of the nine months ended September 30, 2007 have been restated to reflect certain adjustments to previously reported financial information.

The Company has retrospectively adjusted the presentation of the acquisition of ENS Holdings, Inc. under IFRS. Following a review of the accounting of the business combination, the capitalization of intangible

Evotec AG, Third Quarter Report 2008	page 21

assets from this business combination resulted in net deferred tax liabilities of T€13,923. Subsequently, Evotec recognized a tax benefit for net operating losses generated after consummation, which can be used by the reversal of the taxable difference at ENS recorded in purchase accounting.

The Company previously reported investments in mutual funds which invest in debt instruments including debt instruments with maturities beyond 3 months as cash equivalents. Such investments are now reported separately and outside cash and cash equivalents in the consolidated interim statement of cash flows.

The following tables summarize the effects of the adjustments on previously reported financial information.

Consolidated interim statement of operations:

Nine months ended September 2007
T€
Net loss previously reported	(21,582)
Income tax effects	1,543

Net loss as restated	(20,039)

Consolidated interim statement of cash flows:
Nine months ended September 2007
T€
Net cash provided by investing activities previously reported	16,532
Net cash used in investing activities, as restated	(3,837)

4. Discontinued operations

The gain from the sale of the Instrument Business sold effective January 1, 2007 and the Chemical Development Business sold effective November 30, 2007 are presented as discontinued operations because they represented a separate major line of business operations. According to IFRS 5, discontinued operations are separately disclosed from the continuing operations.

5. Basis of estimation

In the consolidated interim financial statements for the nine months ended September 30, 2008, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended December 31, 2007.

Evotec AG, Third Quarter Report 2008	page 22

6. Acquisitions

The Company acquired in a share-for-share transaction 100% of shares in Renovis, Inc., South San Francisco, USA, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of May 2, 2008. Evotec issued 34,970,268 shares to acquire the underlying shares, outstanding options and restricted stock units held by Renovis employees. The purchase price of T€ 58,625 comprises the fair value of the shares issued for common stock of € 1.68 per share which was based on the stock price of Evotec at the date of acquisition as well as the fair values determined for the shares issued for equity based compensation plans as of the date of acquisition. The relating transaction costs amounted to T€ 3,250. The purchase price was adjusted from the initial accounting for the acquisition of Renovis performed in the second quarter 2008 in accordance with IFRS 3 due to changes in the fair values determined for the shares issued for equity based compensation plans.

The post-acquisition carrying amounts of the assets and liabilities of Renovis, was estimated based on the recognized amounts as of the date of the acquisition. Fair value adjustments have been recorded for developed technologies in the amount of T€ 15,889 which have been estimated based on net present value modeling and for certain non-current financial assets in the amount of T€ (280). Additionally, deferred revenues in the amount of T€ (178) were reversed because no future obligation relates to those amounts. The resulting goodwill amounts to T€ 44. The purchase price allocation changed in comparison to the initial accounting for the acquisition of Renovis in the second quarter 2008 in accordance with IFRS 3 due to changes in the fair values determined for the developed technologies. The net loss of Evotec for the nine months ended September 2008 included a net loss of T€ 5,834 from Renovis.

	May 2, 2008 carrying amount	May 2, 2008 fair value
	T€	T€
Cash and cash equivalents	10,706	10,706
Investments	25,333	25,333
Prepaid and other current assets	861	861
Property, plant and equipment	3,045	3,045
Developed technologies	—	15,889
Other non-current financial assets	8,805	8,525
Current liabilities	(5,251)	(5,073)
Non-current liabilities	(706)	(706)

Net assets acquired	42,793	58,580
Goodwill	—	44

Cost of acquisition	—	58,624
Less cash and cash equivalents acquired	—	(10,706)
Less fair values of shares issued	—	(55,375)
Less transaction costs	—	(3,249)

Cash inflow (-) from acquisition	—	(10,706)

Evotec AG, Third Quarter Report 2008	page 23

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of 1 January 2007:

	2008	2007
	T€	T€
Pro-forma revenues	25,965	28,194
Pro-forma net loss	(41,921)	(42,767)
Pro-forma basic and diluted loss per share	(0.46)	(0.42)

The total assets of Renovis amounted to T€ 48,749 and the total liabilities were T€ 5,957 as of the date of acquisition.

7. Current tax receivables

The current tax receivables as of December 31, 2007 included an amount of T€ 2,791 for 2004 research and development tax credits in France which were received by Evotec in the third quarter 2008.

8. Other current financial assets

The portion of the purchase price for the sale of Evotec Technologies GmbH in the amount of T€ 1,980, which was transferred to an escrow account and included in the current financial assets as of December 31, 2007 was received by Evotec in the second quarter 2008.

9. Prepaid expenses and other current assets

The prepaid expenses and other current assets as of December 31, 2007 included an amount of T€ 2,234 for deferred costs for the Renovis, Inc. transaction which now forms part of the purchase price and the additional paid in capital in relation to this transaction.

10. Long-term investments

By participating in the capital increase in Evotec RSIL Ltd in June 2008 the Company increased its investment in the amount of T€ 66 and maintained its equity share. As of September 30, 2008 the Company’s carrying amount of this investment amounted to T€ 472. The share of the net loss amounted to T€ 187 in the first nine months of 2008.

11. Auction rate securities

The auction rate securities acquired in the Renovis acquisition are classified as available-for-sale and are measured at fair value. The Company uses a discounted cash flow model to determine the fair value of the auction rate securities. The model includes management’s estimates of the expected time to liquidation, interest rates earned on the securities and a discount rate. On the basis of the discounted cash flow model the Company has recorded an impairment of T€ 1,156 related to these investments as of September 30, 2008. This represents a discount of approximately 11.7% on the par value of the auction rate securities.

Evotec AG, Third Quarter Report 2008	page 24

12. Other non-current financial assets

Due to the sale of Direvo Biotech to Bayer HealthCare in September 2008 the Direvo convertible bonds, which we received as part of the consideration of the sale of our equity holding in Direvo in May 2007, were revalued resulting in an other non-current financial asset amounting to T€ 4,606.

13. Income taxes

Income taxes were calculated at September 30, 2008 using the expected weighted average tax rates for the year 2008. As at September 30, 2008, Evotec recorded additional valuation allowances with respect to tax benefits of tax losses carried forward in Germany and USA. In the UK, the deferred tax liabilities exceed the deferred tax asset on tax loss carried forward.

14. Stockholders’ equity

Effective May 2, 2008 the Company increased its stockholders’ equity by issuing 34,970,268 new shares against contribution in kind out of the approved capital (genehmigtes Kapital) to be used as consideration for the acquisition of Renovis, Inc. The price per share amounted to € 1.68.

15. Adoption of IFRS 8

Evotec decided to early adopt IFRS 8 “Operating segments”, which was issued in November 2006 and replaces IAS 14 “Segment Reporting” as of January 1, 2008. Pursuant to IFRS 8, reporting on the financial performance of the segments has to be prepared in accordance with the so-called management approach. Following the disposition of the Chemical Development Business, the internal organization as well as the management reporting does not identify several segments from January 1, 2008 onwards. The allocation of resources and the internal evaluation of Evotec’s performance by the management are for the entire Evotec group. Following the adoption of IFRS 8 and the disposition of the Chemical Development Business, Evotec does not report segment information.

Forward-looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our

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inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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